UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GYRODYNE COMPANY OF AMERICA, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

403820103
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103	SCHEDULE 13D/A	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of Gyrodyne Company of America, Inc. (the “Issuer”) outstanding based on information provided by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D/A	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D/A	Page 4 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.18% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D/A	Page 5 of 8 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 380
	8.	SHARED VOTING POWER 17,500
	9.	SOLE DISPOSITIVE POWER 380
	10.	SHARED DISPOSITIVE POWER 17,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,880
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.21% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D/A	Page 6 of 8 pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Indaba Capital Management, LLC, a Delaware limited liability company, Indaba Partners, LLC, a Delaware limited liability company, Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership, and Derek C. Schrier, a United States citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2013 (the “Initial Schedule 13D”), relating to Common Stock, par value $1.00 per share (the “Common Stock”), of Gyrodyne Company of America, Inc., a New York corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Initial Schedule 13D is hereby supplementally amended as follows:

Item 5.    Interest in Securities of the Issuer.

 (a)            The following disclosure assumes that there are 1,482,680 shares of Common Stock outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act:  (i) the Fund may be deemed to beneficially own the 17,500 shares of Common Stock that it holds, representing approximately 1.18% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 17,500 shares of Common Stock, representing approximately 1.18% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 17,500 shares of Common Stock, representing approximately 1.18% of the Common Stock outstanding; and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 17,500 shares of Common Stock held by the Fund and 380 shares of Common Stock he holds, representing approximately 1.21% of the Common Stock outstanding.

The Fund disposed of all the cash-settled swaps it had entered into with respect to the Common Stock.

Each of the Executive Officers and other members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that either the Investment Manager or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(b)           Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 17,500 shares of Common Stock beneficially owned by the Fund.  The Senior Managing Member has sole voting and dispositive authority over an additional 380 shares of Common Stock he holds.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c)      The Reporting Persons entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

(d)            Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)            As of October 22, 2013, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 403820103	SCHEDULE 13D/A	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2013

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 403820103	SCHEDULE 13D/A	Page 8 of 8 pages

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 22, 2013. Each of the following transactions was effected (i) for the account of Indaba Capital Fund, L.P. and (ii) in the open market through brokers.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
09/16/13	Sale	(3,700)	$77.34
10/21/13	Sale	(25,000)	$75.25
10/22/13	Sale	(98,352)	$75.06